SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes                      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 NET PROFIT OF €211M
DUE TO STRONG CHRISTMAS/NEW YEAR TRAFFIC & LOW COSTS

Ryanair Holdings plc today (30 Jan.) reported a Q3 PAT of €211m, compared to a pre-Covid (FY20) Q3 PAT of €88m.  Strong pent-up travel demand over the Oct. mid-term and peak Christmas/New Year holiday season (with no adverse impact from Covid or the war in Ukraine) stimulated strong traffic and fares across all markets.

	31 Dec. 2021	31 Dec. 2022	Change
Customers	31.1m	38.4m	+24%
Load Factor	84%	93%	+9pts
Revenue	€1.47bn	€2.31bn	+57%
Op. Costs	€1.59bn	€2.15bn*	+36%
Net (Loss)/ PAT	(€96m)	€211m*	n/m
EPS	(€0.08)	€0.18	n/m
* Non-IFRS financial measure, excl. €9m except. unrealised mark-to-market loss (timing unwind) on jet fuel caps.

During Q3:
●
 Traffic jumped 24% to 38.4m (+7% pre-Covid in FY20).
●
 Q3 fares rise 14% on pre-Covid levels.
●
 Pay cuts restored by agreement in Dec. (28-months early) for over 95% of crews.
●
 YTD unit costs (ex-fuel) of just €30.
●
 84 B737-8200 "Gamechangers" delivered at 31 Dec. Total fleet of 523 aircraft.
●
 230 new routes announced for FY24 (total 2,450 routes).
●
 Strong market share gains in Italy, Poland, Ireland & Spain.
●
 H1 FY24 fuel hedging increased to 60% cover at $90bbl.

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"Our investment in new fuel efficient, greener, B737 aircraft continued in Q3 with our Gamechanger fleet (4% more seats with 16% less fuel) increasing by 11 to 84 aircraft.  In Q3 we began to retro-fit scimitar winglets on our 409 B737-800NG owned fleet (a $200m+ investment) which will further reduce fuel burn by 1.5%.

Sustainable aviation fuel (SAF) will play a key role in reducing our CO₂ per pax/km by 10% to 60 grams by 2030, when hopefully 12.5% of our flights will be powered with SAF.  We continue to invest to accelerate supply of SAF.  Building on our successful partnerships with Neste (Schiphol) and OMV (Austria, Germany and CEE), Ryanair signed an MOU in Q3 with Shell to supply 360,000 tonnes of SAF between 2025 - 2030 (saving 900,000 tonnes of CO₂), at Ryanair's larger bases in London and Dublin.  In Dec. we hosted a Sustainability Day with our partner Trinity College Dublin ("TCD").  This event brought together industry leaders, scientists and engineers (incl. Boeing, MAG, Safran, Shell Aviation, Ryanair, TCD academics and PhD students) who presented to an audience of investors, politicians, regulators and financial institutions on Ryanair's (and the aviation industry) path to net carbon zero by 2050.  Through A4E, and the EU, we are campaigning to accelerate reform of European ATC to eliminate needless flight delays, which will substantially reduce fuel consumption and CO₂ emissions.

Passengers who switch to Ryanair (from high-fare EU legacy airlines) can reduce their emissions by up to 50% per flight. In recognition of our progress to date and our industry leading (CDP 'B') climate rating, MSCI increased Ryanair's ESG score to 'BBB' (was 'B') and Sustainalytics[1] ranked Ryanair the No.1 airline in Europe for ESG performance.  Earlier this year, we submitted Ryanair's commitment letter to SBTi [2] and we will work with them over the next 2 years to verify our ambitious targets to become net carbon zero by 2050.

SOCIAL:

Pay restoration:
At the outset of the Covid-19 pandemic, Ryanair and its union partners negotiated agreements to protect crew jobs via temporary pay cuts which were to be gradually restored from 2022 to 2025. These agreements successfully ensured crew jobs security through the 2 years Covid pandemic, as Ryanair maintained not only the jobs but also the licences of our crews.  This investment positioned Ryanair as the most prepared airline for the post-Covid traffic recovery.  By keeping our crews current, and recruiting early, Ryanair avoided the crew shortages which caused so many competitor cancellations and disruptions in S.22. In Nov., following a strong H1 performance, Ryanair agreed to fully restore pay (28 months early) for over 95% of crews covered by new long-term pay agreements in the Dec. payroll.  We remain available to conclude agreements (on similar terms) with the tiny minority of unions representing less than 5% of our crews who have so far failed to reach agreement on accelerated pay restoration.

Training:
As Ryanair grows traffic to 225m p.a. by FY26 our Group airlines will create thousands of high paid jobs for aviation professionals.  S.23 resourcing is well advanced with over 1,000 cadets enrolled in our pilot training schools and new cabin crew courses underway.  Ryanair Labs recently launched a campaign to recruit 150 IT professionals to our labs teams in Dublin, Madrid, Porto and Wroclaw. During FY23 we announced new engineering maintenance facilities in Malta, Kaunas (Lith.) and Shannon (Ire.) and expect to add further capacity in the coming months.  These new facilities will enable us to create more cadets and apprenticeships for young school leavers, bringing through the next generation of highly skilled aviation professionals.

CSAT:
Building on strong operational resilience and reliability during S.22 (despite numerous ATC delays/strikes and lengthy airport security queues - particularly in Q1), Ryanair continued to deliver industry leading service for our customers over the busy Oct. school mid-term and peak Christmas/New Year travel period.  This was reflected in Q3's CSAT score which rose to 86% (83% for H1), with crew friendliness our top score (rated at 95%).

GROWTH:
Ryanair secured strong market share gains in key EU markets as we operated 112% of our pre-Covid capacity during the first 9 months of FY23.  Most notable gains were in Italy (from 26% to 40%), Poland (27% to 38%), Ireland (49% to 58%) and Spain (21% to 23%).  Our Routes team continue to negotiate traffic recovery growth deals with airport partners as competitors struggle to recover capacity (down as much as 20% this winter) and grapple with rising costs.  Up to the end of Q3, Ryanair has taken delivery of 84 B737 Gamechangers and we're planning FY24 growth based on 124 new aircraft for peak S.23, although there is a risk (despite recent Boeing production improvements) that some of our Gamechanger deliveries could slip. Over 230 new routes (total 2,450 with 3,200 daily flights) have been announced for FY24.  With Asian tourists now returning and a strong US$ encouraging Americans to explore Europe, we're seeing robust demand for Easter and summer 2023 flights.  We therefore encourage customers to book early on www.ryanair.com to secure the lowest fares as we expect these will sell out early.

Over the past 3 years, numerous airlines went bankrupt and many legacy carriers (incl. Alitalia, TAP, SAS and LOT) significantly cut their fleets and passenger capacity, while racking up multi-billion-euro State Aid packages.  These structural capacity reductions have created enormous growth opportunities for Ryanair.  These opportunities, combined with our reliability, lowest (ex-fuel) unit costs, strong fuel and US$ hedges, fleet ownership and strong balance sheet, ensures that the Group is well placed to grow profitability and traffic to 225m p.a. by FY26.

Q3 FY23 BUSINESS REVIEW:

Revenue & Costs:
Q3 scheduled revenue increased almost 85% to €1.45bn due to strong travel demand at higher fares (+14% over pre-Covid), especially during the Oct. mid-term and the peak Christmas/New Year holiday season.  Ancillary revenue delivered another solid performance, generating over €22.50 per passenger.  Total Q3 revenue rose 57% to €2.31bn.  Operating costs increased 36% to €2.15bn, driven by higher fuel costs (+52% to €0.90bn, offset by improved fuel burn as more Gamechangers enter the fleet), crew pay restoration and 24% traffic growth.  Ex-fuel operating costs rose by only 26%, marginally ahead of traffic and year to date unit costs (ex fuel) are just €30 per passenger.  Other income/expenses benefitted from a weaker US$ in Q3 reversing H1's negative currency charge.

Our jet fuel requirements are 88% hedged at approx. $71bbl for the remainder of FY23 and H1 FY24 cover has recently increased to 60% at $90bbl (FY24: 57% at $92bbl).  Forex is also well hedged with over 80% of Q4 FY23 €/$ opex hedged at just under 1.15 and approx. 60% of FY24 at 1.08.  Our Boeing order book is fully hedged at €/$ 1.24 out to FY26.  This strong hedge position helps insulate Ryanair from spikes in fuel prices and gives our Group airlines a significant cost advantage over our EU competitors for the remainder of FY23 and into FY24.

Balance Sheet & Liquidity:
Ryanair's balance sheet is one of the strongest in the industry with a BBB (positive) credit rating (S&P and Fitch) and €4.07bn gross cash at quarter end.  Almost all of the Group's fleet of B737s are owned and c.96% are unencumbered which widens our cost advantage as interest rates and leasing costs continue to rise for competitors. Net debt at 31 Dec. was €0.96bn (from €1.45bn at 31 Mar.), despite €1.27bn capex.  Our focus over the coming year is the repayment of €1.60bn of maturing bonds (€850m in Mar. and €750m in Aug.) and funding peak capex while aiming to return our balance sheet to a broadly zero net debt position by April 2024.

OUTLOOK:
While bookings continue to be closer-in than in spring 2020 (pre-Covid), we have reasonable visibility for the remainder of FY23, with FY traffic guided at 168m.  Ryanair expects Q4 to be loss making due to the absence of Easter from March.  As announced on 4 Jan., we are guiding FY23 PAT (pre-exceptionals) in a range of €1.325bn - €1.425bn (previously €1.00bn - €1.20bn).  This guidance remains heavily dependent upon avoiding adverse events in Q4 (such as Covid and/or the war in Ukraine)."

ENDS

For further information                             Neil Sorahan                             Piaras Kelly
please contact:                                             Ryanair Holdings plc               Edelman
www.ryanair.com                                          Tel: +353-1-9451212                Tel: +353-1-5921330

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying 168m guests p.a. on approx. 3,200 daily flights from 91 bases, the Group connects 236 airports in 36 countries on a fleet of 523 aircraft, with a further 126 Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 225m p.a. by FY26. Ryanair has a team of over 21,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 38-year safety record. Ryanair is Europe's greenest, cleanest, major airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to major European legacy airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance cover, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at December 31, 2022 (unaudited)
		At Dec 31, 2022	At Mar 31, 2022
	Note	€M	€M
Non-current assets
Property, plant and equipment	8	9,649.1	9,095.1
Right of use asset	8	221.0	133.7
Intangible assets		146.4	146.4
Derivative financial instruments	9	111.5	185.1
Deferred tax		2.8	42.3
Other assets		151.1	72.1
Total non-current assets		10,281.9	9,674.7

Current assets
Inventories		4.5	4.3
Other assets		806.2	401.1
Trade receivables	9	38.8	43.5
Derivative financial instruments	9	558.3	1,400.4
Restricted cash	9	22.7	22.7
Financial assets: cash > 3 months	9	1,769.0	934.1
Cash and cash equivalents	9	2,279.5	2,669.0
Total current assets		5,479.0	5,475.1

Total assets		15,760.9	15,149.8

Current liabilities
Provisions		10.3	9.2
Trade payables	9	1,174.0	1,029.0
Accrued expenses and other liabilities		2,614.9	2,992.8
Current lease liability		44.7	56.9
Current maturities of debt	9	1,928.8	1,224.5
Derivative financial instruments	9	88.0	38.6
Current tax		68.8	47.7
Total current liabilities		5,929.5	5,398.7

Non-current liabilities
Provisions		153.1	94.1
Trade payables	9	16.7	49.2
Derivative financial instruments	9	46.0	-
Deferred tax		267.7	266.5
Non-current lease liability		176.2	81.4
Non-current maturities of debt	9	2,879.4	3,714.6
Total non-current liabilities		3,539.1	4,205.8

Shareholders' equity
Issued share capital	10	6.9	6.8
Share premium account	10	1,379.8	1,328.2
Retained earnings		4,331.8	2,880.9
Other undenominated capital		3.5	3.5
Other reserves		570.3	1,325.9
Shareholders' equity		6,292.3	5,545.3

Total liabilities and shareholders' equity		15,760.9	15,149.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2022 (unaudited)

		Pre- Except.	Pre-Except. Quarter Ended Dec 31,	Except. Quarter Ended Dec 31,	IFRS Quarter Ended Dec 31,	IFRS Quarter Ended Dec 31,
		Change	2022	2022	2022	2021
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+84%	1,446.6	-	1,446.6	788.1
Ancillary revenues		+27%	865.5	-	865.5	681.8
Total operating revenues	7	+57%	2,312.1	-	2,312.1	1,469.9

Operating expenses
Fuel and oil		-52%	904.8	10.3	915.1	596.9
Staff costs		-52%	293.0	-	293.0	193.0
Airport and handling charges		-14%	286.5	-	286.5	250.6
Depreciation		-10%	212.7	-	212.7	193.6
Route charges		-18%	200.5	-	200.5	169.7
Marketing, distribution and other		-40%	160.1	-	160.1	114.2
Maintenance, materials and repairs		-35%	92.8	-	92.8	68.6
Total operating expenses		-36%	2,150.4	10.3	2,160.7	1,586.6

Operating profit/(loss)			161.7	(10.3)	151.4	(116.7)
Other income/(expenses)
Net finance expense		+75%	(5.9)	-	(5.9)	(24.0)
Foreign exchange			67.3	-	67.3	7.9
Total other income/(expenses)			61.4	-	61.4	(16.1)

Profit/(loss) before tax			223.1	(10.3)	212.8	(132.8)

Tax (expense)/credit on profit/(loss)	4		(12.0)	1.3	(10.7)	37.0

Profit/(loss) for the quarter - all attributable to equity holders of parent			211.1	(9.0)	202.1	(95.8)

Earnings/(loss) per ordinary share (€)
Basic					0.1776	(0.0847)
Diluted					0.1773	(0.0847)
Weighted avg. no. of ord. shares (in Ms)
Basic					1,138.0	1,131.3
Diluted					1,139.7	1,131.3

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2022 (unaudited)

		Pre- Except.	Pre-Except. Nine Months Ended Dec 31,	Except. Nine Months Ended Dec 31,	IFRS Nine Months Ended Dec 31,	IFRS Nine Months Ended Dec 31,
		Change	2022	2022	2022	2021
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+185%	5,871.4	-	5,871.4	2,061.4
Ancillary revenues		+96%	3,056.8	-	3,056.8	1,563.4
Total operating revenues	7	+146%	8,928.2	-	8,928.2	3,624.8
Operating expenses
Fuel and oil		-135%	3,081.9	133.0	3,214.9	1,310.0
Airport and handling charges		-67%	979.4	-	979.4	587.5
Staff costs		-77%	876.7	-	876.7	496.1
Route charges		-76%	703.9	-	703.9	399.7
Depreciation		-26%	665.8	-	665.8	529.8
Marketing, distribution and other		-87%	527.5	-	527.5	282.5
Maintenance, materials and repairs		-57%	293.1	-	293.1	186.4
Total operating expenses		-88%	7,128.3	133.0	7,261.3	3,792.0

Operating profit/(loss)			1,799.9	(133.0)	1,666.9	(167.2)
Other (expenses)/income
Net finance expense		+39%	(42.1)	-	(42.1)	(68.7)
Foreign exchange			10.8	-	10.8	3.2
Total other (expenses)/income			(31.3)	-	(31.3)	(65.5)

Profit/(loss) before tax			1,768.6	(133.0)	1,635.6	(232.7)

Tax (expense)/credit on profit/(loss)	4		(186.7)	16.6	(170.1)	89.3

Profit/(loss) for the nine months – all attributable to equity holders of parent			1,581.9	(116.4)	1,465.5	(143.4)

Earnings/(loss) per ordinary share (€)
Basic					1.2899	(0.1270)
Diluted					1.2874	(0.1270)
Weighted avg. no. of ord. shares (in Ms)
Basic					1,136.1	1,129.4
Diluted					1,138.3	1,129.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2022 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31, 2022	Dec 31, 2021
	€M	€M

Profit/(loss) for the quarter	202.1	(95.8)

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(591.3)	55.7
Other comprehensive (loss)/income for the quarter, net of income tax	(591.3)	55.7
Total comprehensive (loss) for the quarter - all attributable to equity holders of parent	(389.2)	(40.1)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2022 (unaudited)

	Nine Months	Nine Months
	Ended	Ended
	Dec 31, 2022	Dec 31, 2021
	€M	€M

Profit/(loss) for the nine months	1,465.5	(143.4)

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	(761.5)	380.0
Other comprehensive (loss)/income for the nine months, net of income tax	(761.5)	380.0
Total comprehensive income for the nine months - all attributable to equity holders of parent	704.0	236.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2022 (unaudited)

		Nine Months	Nine Months
		Ended	Ended
		Dec 31, 2022	Dec 31, 2021
	Note	€M	€M
Operating activities
Profit/(loss) after tax		1,465.5	(143.4)

Adjustments to reconcile profit/(loss) after tax to net cash from operating activities
Depreciation		665.8	529.8
(Increase) in inventories		(0.2)	(0.4)
Tax expense/(credit) on profit/(loss)		170.1	(89.3)
Share based payments		11.3	7.7
Decrease/(increase) in trade receivables		4.7	(2.0)
(Increase) in other assets		(420.6)	(165.5)
(Decrease)/increase in trade payables		(22.6)	253.2
(Decrease)/increase in accrued expenses		(376.1)	512.6
Increase in provisions		60.1	18.1
Increase in finance income		7.3	-
Decrease/(increase) in finance expense		4.7	(24.2)
Foreign exchange and fair value*		147.2	-
Income tax received		1.8	10.0
Net cash inflow from operating activities		1,719.0	906.6

Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,270.5)	(783.4)
Disposal proceeds		4.9	69.3
Supplier reimbursements	8	127.5	113.9
Decrease in restricted cash		-	11.4
(Increase)/decrease in financial assets: cash > 3 months		(834.9)	465.5
Net cash (used in) investing activities		(1,973.0)	(123.3)

Financing activities
Net proceeds from shares issued	10	31.7	37.6
Proceeds from long-term borrowings		-	1,192.0
Repayments of long-term borrowings		(144.3)	(1,677.5)
Lease liabilities paid		(35.5)	(39.7)
Net cash (used in) financing activities		(148.1)	(487.6)

(Decrease)/increase in cash and cash equivalents		(402.1)	295.7
Net foreign exchange differences		12.6	11.2
Cash and cash equivalents at beginning of the period		2,669.0	2,650.7
Cash and cash equivalents at end of the period	9	2,279.5	2,957.6

Included in the cash flows from operating activities for the nine months are the following amounts:
Interest income received		22.7	-
Interest income paid		(59.5)	(66.9)

*Includes an exceptional loss of €133.0M pre-tax, attributable to the fair value measurement of jet fuel call options.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2022 (unaudited)

	Ordinary Shares	Issued Share Capital	Share Premium Account	Retained Earnings	Other Undenom. Capital	Other Reserves Hedging	Other Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2021	1,128.1	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the nine months	-	-	-	(143.4)	-	-	-	(143.4)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	380.0	-	380.0
Total other comprehensive income	-	-	-	-	-	380.0	-	380.0
Total comprehensive income	-	-	-	(143.4)	-	380.0	-	236.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.0	0.1	37.5	-	-	-	-	37.6
Share-based payments	-	-	-	-	-	-	7.7	7.7
Transfer of exercised and expired share based awards	-	-	-	6.8	-	-	(6.8)	-
Balance at December 31, 2021	1,133.1	6.8	1,199.1	3,095.7	3.5	591.3	32.1	4,928.5
Loss for the three months	-	-	-	(97.4)	-	-	-	(97.4)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	704.1	-	704.1
Total other comprehensive income	-	-	-	-	-	704.1	-	704.1
Total comprehensive income	-	-	-	(97.4)	-	704.1	-	606.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.5	-	74.7	(65.5)	-	-	-	9.2
Additional share premium on the allotment of shares	-	-	54.4	(54.4)	-	-	-	-
Share-based payments	-	-	-	-	-	-	0.9	0.9
Transfer of exercised and expired share based awards	-	-	-	2.5	-	-	(2.5)	-
Balance at March 31, 2022	1,134.6	6.8	1,328.2	2,880.9	3.5	1,295.4	30.5	5,545.3
Profit for the nine months	-	-	-	1,465.5	-	-	-	1,465.5
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(761.5)	-	(761.5)
Total other comprehensive loss	-	-	-	-	-	(761.5)	-	(761.5)
Total comprehensive income	-	-	-	1,465.5	-	(761.5)	-	704.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	4.1	0.1	51.6	(20.0)	-	-	-	31.7
Share-based payments	-	-	-	-	-	-	11.3	11.3
Transfer of exercised and expired share based awards	-	-	-	5.4	-	-	(5.4)	-
Balance at December 31, 2022	1,138.7	6.9	1,379.8	4,331.8	3.5	533.9	36.4	6,292.3

Ryanair Holdings plc and Subsidiaries
MD&A Quarter ended December 31, 2022

Introduction
In the comparative quarter ended December 31, 2021 the Covid Omicron variant led to travel restrictions and significantly weakened (higher yielding) close-in Christmas and New Year bookings. The following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary), all figures and comments are by reference to the three months ended December 31, 2022 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, has utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments are measured at fair value through the income statement. Following the Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased and remains volatile. An exceptional unrealised mark-to-market loss of €9M (post-tax) was recorded on the Group's jet fuel call options in the quarter.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 84% to €1.45BN due to a 24% increase in traffic, from 31.1M to 38.4M and 48% higher average fares (a 14% increase on the same period pre Covid-19).

Ancillary revenues:
Ancillary revenues increased by 27% to €866M as traffic grew (up 24%) and guests increasingly choose discretionary services such as priority boarding, reserved seating and in-flight sales.

Total revenues:
As a result of the above, total revenues rose 57% to €2.31BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 52% to €905M due to a 12% increase in sectors and significantly higher jet fuel prices offset by fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose by 14% to €287M, well below the 24% increase in traffic.

Staff costs:
Staff costs increased by 52% to €293M due to the larger fleet and ramp up of activities, accelerated pay restoration during the period and the absence of Covid-19 payroll support schemes in the period.

Route charges:
Route charges increased by 18% to €201M, ahead of the 12% increase in sectors, due to higher Eurocontrol and ATC rates.

Depreciation:
Depreciation increased by 10% to €213M, primarily due to higher amortisation resulting from increased aircraft utilisation (as sectors rose by 12%) and the delivery of 39 new Boeing 737-8200 "Gamechanger" aircraft.

Marketing, distribution and other:
Marketing, distribution and other rose by 40% to €160M due to higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 35% to €93M due to higher aircraft utilisation and the extension of 24 A320 aircraft leases earlier this year.

Other income/(expenses):
Net finance expenses decreased 75% to €6M due to rising deposit interest rates, higher cash balances and lower net debt (at mainly fixed interest rates). Foreign exchange translation benefitted from a weaker €/US$ exchange rate in the period, reversing H1's negative currency charge on balance sheet revaluations.

Balance sheet:
Gross cash increased by €445M to €4.07BN at December 31, 2022.
Gross debt decreased by €48M to €5.03BN, primarily due to debt repayments during the period, offset by the extension of 24 A320 leases.

Net debt was €0.96M at December 31, 2022. This is a €0.49BN reduction from €1.45BN at March 31, 2022, despite Capex of €1.27BN year-to-date.

Shareholders' equity:
Shareholders' equity increased by €747M to €6.29BN in the period primarily due to a €1.47BN net profit (year-to-date) and an IFRS hedge accounting unrealised loss for derivatives of €762M.

Ryanair Holdings plc and Subsidiaries
MD&A Nine Months Ended December 31, 2022

Introduction
Traffic during the prior period comparative (nine months ended December 31, 2021) improved following the rollout of EU Digital Covid Certificates in July, 2021 however the Group still experienced a significant reduction in traffic as a result of European Government's Covid-19 travel restrictions/lockdowns. Sectors (+65%) and traffic (+90%) are therefore significantly higher in the nine months ended December 31, 2022. The following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis ("MD&A"), all figures and comments are by reference to the nine months ended December 31, 2022 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, has utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments are measured at fair value through the income statement. Following the Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased and remains volatile. An exceptional unrealised mark-to-market loss of €116M (post-tax) was recorded on the Group's jet fuel call options for the nine months ended December 31, 2022.  This is effectively an unwind of the unrealised mark-to-market gain recorded at the year ended March 31, 2022 (€114M post-tax).

Income Statement

Scheduled revenues:
Scheduled revenues increased by 185% to €5.87BN due to a 90% increase in traffic, from 70.2M to 133.5M and 50% higher average fares (a 9% increase on the same nine months pre Covid-19).

Ancillary revenues:
Ancillary revenues increased by 96% to €3.06BN as traffic grew (up 90%) and guests increasingly choose discretionary services such as priority boarding, reserved seating and in-flight sales.

Total revenues:
As a result of the above, total revenues rose 146% to €8.93BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 135% to €3.08BN due to a 65% increase in sectors flown and significantly higher jet fuel prices offset by fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose by 67% to €979M, well below the 90% increase in traffic.

Staff costs:
Staff costs increased by 77% to €877M due to the larger fleet, the ramp up of activities, accelerated pay restoration during the period and the roll-off of Covid-19 payroll support schemes.

Route charges:
Route charges increased by 76% to €704M, ahead of the 65% increase in sectors, due to an increase in Eurocontrol and ATC rates (despite a degradation in the quality of the services provided by ATC agencies during the period, particularly during peak Summer 2022).

Depreciation:
Depreciation increased by 26% to €666M, primarily due to higher amortisation resulting from increased aircraft utilisation (as sectors rose 65%) and the delivery of 39 new Boeing 737-8200 "Gamechanger" aircraft.

Marketing, distribution and other:
Marketing, distribution and other rose by 87% to €528M due to higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 57% to €293M due to higher aircraft utilisation and the extension of 24 A320 aircraft leases during the period.

Other (expenses)/income:
Net finance expenses decreased 39% to €42M due to rising deposit interest rates, higher cash balances and lower net debt (at mainly fixed interest rates). Movements in foreign exchange translation reflect changes primarily in the movement of the €/US$ exchange rate on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2022 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining three months of the year;

● Related party transactions; and

● Post balance sheet events.

Results of operations for the nine months ended December 31, 2022 compared to the nine months ended December 31, 2021, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The Group's recovery remains fragile and prone to shocks from any adverse Covid-19 developments. The full extent of such developments on the Group's longer-term operational and financial performance, many of which may be outside of the Group's control, are highly uncertain and cannot be predicted.

Russia's invasion of Ukraine in February 2022, and the subsequent spike in oil prices, has created another unexpected development which will overhang our industry until it is resolved.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance coverage, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, supply chain disruptions/delays, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K., and Continental Europe, including the risk of a recession or significant economic slowdown, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of the Group's Board of Directors are set forth on page 17 of the Group's 2022 annual report. Julie O'Neill retired from the Board in September 2022, and Anne Nolan was appointed to the Board in December 2022.

Following extensive engagement with larger shareholders, the Board agreed a contract extension which will see Michael O'Leary remain as Group CEO until the end of July 2028 (previously July 2024).

Related party transactions - Please see note 11.

Post balance sheet events - Please see note 12.

Going concern
The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. The continued preparation of the Group's consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●     The Group's net profit (pre-exceptional items) of €1.58BN in the nine months ended December 31, 2022;
●     The Group's liquidity, with €4.07BN cash at December 31, 2022, a €0.49BN reduction in net debt during the period (despite €1.27BN in Capex) and the Group's continued focus on cash management;
●     The Group's solid BBB credit ratings combined with a positive outlook (from both S&P and Fitch Ratings);
●     The Group's strong balance sheet position with approximately 96% of its B737 fleet unencumbered;
●     The Group's access to the debt capital markets, unsecured/secured bank debt and sale and lease back transactions;
●     Strong cost control across the Group;
●     The Group's fuel hedging position (FY23 fuel requirements are over 80% hedged and approximately 60% of FY24 jet fuel requirements are hedged); and
●     The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2022 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2022 Annual Report for the year ended March 31, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2022, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The December 31, 2022 figures and the December 31, 2021 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2022, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2022 on January 27, 2023.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2022 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●    Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective for periods starting on or after January 1, 2022).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the nine months ended December 31, 2022.

New IFRS standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have any or a material impact on our financial position or performance:

●
 Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●
 Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●
 Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●
 Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024)*.
●
 IFRS 17 Insurance Contracts (effective on or after January 1, 2023).
●
 Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023).
●
 Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective on or after January 1, 2024)*.
* These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

In preparing these condensed interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments
The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet. All derivatives, with the exception of jet fuel call options, are designated as cash flow hedges with the resulting gains or losses taken to other reserves. Jet fuel call options are measured at fair value with the resulting unrealised gains or losses taken to the income statement. At December 31, 2022, a net asset of €162M (2021: net asset of €300M) was recognised on balance sheet in respect of the Group's jet fuel forward contracts, jet fuel call options, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €357M (2021: net asset €276M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the expected recovery of passenger demand and the subsequent flight schedules following the Covid-19 pandemic along with the potential for travel restrictions to be reimposed. All these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at December 31, 2022 the Group had entered into forward jet fuel hedging contracts covering approximately 65% of its estimated requirements for fiscal year 2023 (with a further 16% covered by jet fuel call options) and approximately 60% of its estimated requirements for fiscal year 2024. The Group believes these hedges (excluding the jet fuel call options) to be effective for hedge accounting purposes.

Long-lived assets - Useful lives, residual values and impairment
At December 31, 2022, the Group had €9.65BN of property, plant and equipment long-lived assets, of which €9.48BN were aircraft and capitalised maintenance. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each aircraft's residual value is 15% of the current market value of new Boeing 737 aircraft, and each aircraft's useful life is determined to be 23 years. An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining life of the aircraft.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half year has traditionally resulted in higher revenues and profits.

4.            Income tax expense

The Group's consolidated tax expense for the nine months ended December 31, 2022 of €170M (December 31, 2021: €89M tax credit) comprises a current tax charge of €19M and a deferred tax charge of €151M primarily relating to the temporary differences for property, plant and equipment and net operating losses.  This consolidated tax charge is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group's operating companies calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates.  No significant or unusual tax charges or credits arose during the period.  The effective tax rate of 10% for the nine months (December 31, 2021: 39%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

5.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At December 31, 2022 the Group had an operating fleet of 495 (2021: 455) Boeing 737 aircraft and 28 (2021: 29) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. At December 31, 2022 the Group had taken delivery of 84 of these aircraft. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022, and is included for comparative purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results.

Reportable segment information is presented as follows:

Quarter Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	1,438.6	-	8.0	-	1,446.6
Ancillary revenue	865.5	-	-	-	865.5
Inter-segment revenue	190.8	220.6	97.3	(508.7)	-
Segment revenue	2,494.9	220.6	105.3	(508.7)	2,312.1

Reportable segment profit after income tax (i)	205.7	2.2	3.2	-	211.1

Other segment information:
Depreciation	202.0	-	10.7	-	212.7
Net finance expense	3.6	-	2.3	-	5.9
Capital expenditure	583.7	-	-	-	583.7

Segment assets	15,263.7	94.1	403.1	-	15,760.9
Segment liabilities	8,599.3	100.7	768.6	-	9,468.6

(i) Adjusted profit after tax in the three months to December 31, 2022, excludes a net exceptional loss after tax of €9.0M, attributable to the fair value measurement of jet fuel call options.

Quarter Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	783.9	-	4.2	-	788.1
Ancillary revenue	681.8	-	-	-	681.8
Inter-segment revenue	179.3	139.2	110.2	(428.7)	-
Segment revenue	1,645.0	139.2	114.4	(428.7)	1,469.9

Reportable segment (loss)/profit after income tax	(75.6)	(20.7)	0.5	-	(95.8)

Other segment information:
Depreciation	178.2	-	15.4	-	193.6
Net finance expense	23.1	-	0.9	-	24.0
Capital expenditure	441.4	-	1.6	-	443.0

Segment assets	12,865.9	56.9	215.4	-	13,138.2
Segment liabilities	7,548.0	69.7	592.0	-	8,209.7

Nine Months Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	5,785.2	-	86.2	-	5,871.4
Ancillary revenue	3,056.8	-	-	-	3,056.8
Inter-segment revenue	572.4	638.1	329.1	(1,539.6)	-
Segment revenue	9,414.4	638.1	415.3	(1,539.6)	8,928.2

Reportable segment profit after income tax (i)	1,549.2	7.1	25.6	-	1,581.9

Other segment information:
Depreciation	629.4	-	36.4	-	665.8
Net finance expense	37.8	-	4.3	-	42.1
Capital expenditure	1,262.9	-	118.0	-	1,380.9

Segment assets	15,263.7	94.1	403.1	-	15,760.9
Segment liabilities	8,599.3	100.7	768.6	-	9,468.6

(i) Adjusted profit after tax in the nine months ended December 31, 2022, excludes a net exceptional loss after tax of €116.4M, attributable to the fair value measurement of jet fuel call options.

Nine Months Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	2,025.3	-	36.1	-	2,061.4
Ancillary revenue	1,563.4	-	-	-	1,563.4
Inter-segment revenue	511.9	504.5	295.0	(1,311.4)	-
Segment revenue	4,100.6	504.5	331.1	(1,311.4)	3,624.8

Reportable segment (loss)/profit after income tax	(156.1)	8.9	3.8	-	(143.4)

Other segment information:
Depreciation	485.6	-	44.2	-	529.8
Net finance expense	65.9	-	2.8	-	68.7
Capital expenditure	994.7	-	3.5	-	998.2

Segment assets	12,865.9	56.9	215.4	-	13,138.2
Segment liabilities	7,548.0	69.7	592.0	-	8,209.7

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other countries" includes all other countries in which the Group has operations.

	Nine Months Ended Dec 31, 2022	Nine Months Ended Dec 31, 2021	Quarter Ended Dec 31, 2022	Quarter Ended Dec 31, 2021
	€M	€M	€M	€M

Italy	1,998.0	897.7	501.1	360.5
Spain	1,601.3	666.4	399.1	258.4
United Kingdom	1,301.1	408.6	351.8	186.0
Ireland	522.5	159.4	142.8	77.2
Other	3,505.3	1,492.7	917.3	587.8
Total revenue	8,928.2	3,624.8	2,312.1	1,469.9

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment and right of use assets

Acquisitions and disposals
During the nine months ended December 31, 2022, net capital additions amounted to €1.19BN principally reflecting aircraft deliveries in the period, aircraft pre-delivery deposits and capitalised maintenance offset by supplier reimbursements of approximately €128M. Right of Use assets (reflecting A320 aircraft operating lease extensions) increased by €87M in the period.

9.            Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2022 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2022 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months period ended December 31, 2022, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2022 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

As at the end of the third quarter of fiscal year 2023, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2022	2022	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	109.5	109.5	160.4	160.4
- Jet fuel & carbon derivative forward contracts	-	-	22.2	22.2
- Interest rate swaps	2.0	2.0	2.5	2.5
	111.5	111.5	185.1	185.1
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	300.4	300.4	313.7	313.7
- Jet fuel options	7.8	7.8	150.5	150.5
- Jet fuel & carbon derivative forward contracts	247.7	247.7	934.1	934.1
- Interest rate swaps	2.4	2.4	2.1	2.1
	558.3	558.3	1,400.4	1,400.4

Trade receivables*	38.8		43.5
Cash and cash equivalents*	2,279.5		2,669.0
Financial asset: cash > 3 months*	1,769.0		934.1
Restricted cash*	22.7		22.7
	4,668.3	558.3	5,069.7	1,400.4
Total financial assets	4,779.8	669.8	5,254.8	1,585.5
	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2022	2022	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative forward contracts	39.0	39.0	-	-
- U.S. dollar currency forward contracts	7.0	7.0	-	-
	46.0	46.0	-	-
Non-current maturities of debt:
- Long-term debt	836.4	836.4	924.8	927.1
- Bonds	2,043.0	1,897.5	2,789.8	2,792.1
	2,879.4	2,733.9	3,714.6	3,719.2
Trade payables	16.7	16.7	49.2	49.2
	2,942.1	2,796.6	3,763.8	3,768.4
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative forward contracts	70.8	70.8	7.6	7.6
- U.S. dollar currency forward contracts	17.2	17.2	31.0	31.0
	88.0	88.0	38.6	38.6
Current maturities of debt:
- Short-term debt	98.7	98.8	152.1	152.1
- Promissory notes	233.6	233.6	225.9	225.9
- Bonds	1,596.5	1,588.6	846.5	855.0
	1,928.8	1,921.0	1,224.5	1,233.0
Trade payables*	1,174.0		1,029.0
Accrued expenses*	1,234.7		953.0
	4,425.5	2,009.0	3,245.1	1,271.6
Total financial liabilities	7,367.6	4,805.6	7,008.9	5,040.0
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments

During the year ended March 31, 2022, the Group issued promissory notes with a cumulative value of €234M, that mature in October 2023. These notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

10.          Shareholders' equity and shareholders' returns

During the nine months ended December 31, 2022 4.1M ordinary shares were issued at strike prices between €6.25 and €8.35 per share following the exercise of vested options for total proceeds of €32M. There were no shareholder returns during the nine months ended December 31, 2022.

11.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2022 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2022 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

12.          Post balance sheet events

There were no significant post balance sheet events.

[1] Sustainalytics - a leading independent ESG & corporate governance research, ratings & analytics firm.
[2] Science Based Targets initiative - a collaboration between CDP, the United Nations Global Compact, World Resources Institute & the Worldwide Fund for Nature.  It helps companies to set emission reduction targets in line with climate science & the Paris Agreement goals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 January, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary